UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 6, 2020

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: January 6, 2020

MEMORANDUM

FOR	BOARD OF DIRECTORS OF GRAÑA Y MONTERO S.A.A.

FROM:	HERNÁNDEZ & CÍA. ABOGADOS

MATTER:	PLEA BARGIAN AGREEMENT AND WITHDRAWAL OF A COMPLAINT BEFORE ICSID

DATE	DECEMBER 23TH, 2019

==========================================================================================================================================

The leader of the Special Team, Rafael Vela, has informed us, on behalf of the Prosecutor’s Office and the State Ad hoc Counsel that, under the current circumstances, it is impossible for Graña y Montero S.A.A. (the “Company”) to pursue a plea agreement in connection to the criminal investigations prosecuted against it while the Company is simultaneously litigating before ICSID against the Peruvian state for compensation for the assets provided to the Gasoducto Sur Peruano Project (“GSP”).
Given the above, we hereby inform you of the potential consequences of the different scenarios that may arise from the prosecutor’s aforementioned position:

WITHDRAWAL OF THE ARBITRATION REQUEST
●	The Prosecutor’s Office has undertaken to execute with the Company a memorandum of understanding or similar document that would contain the general terms of a final plea agreement.
●	The final plea agreement to be executed between the Company and the Prosecutor’s Office and the Ad hoc State Counsel (the “Final Agreement”) will be negotiated within 60 business days.
●
The Final Agreement will include all of the criminal investigations prosecuted against the Company, including but not limited to the Construction Club case, the Lima Metro case, the IIRSA Sur case, GSP and other investigations that may arise in the future.

●
The Company would not be obligated to provide relevant evidence in every case included within the scope of the Final Agreement, it would only be required to admit guilt and the Prosecutors will make a global assessment of the information contributed by the Company in all of the cases in which it has been involved.

●
The Company’s indictment in the Construction Club case will serve as a benchmark to determine the benefits that the Company will receive under the Final Agreement as well, as to calculate the compensation for damages to be paid under it.

●
The execution of a Final Agreement would definitively conclude all the criminal litigation prosecuted against the Company and would provide certainty over the Company’s contingent indemnification obligations with the Peruvian state.

●
We advise that the Company negotiate the inclusion of a clause in the Final Agreement that would allow the Company to pay part of its compensation with the GSP Project assets. However, we cannot anticipate that such negotiation will be successful.

●	The execution of a Final Agreement would end any doubt about its obligations with the Peruvian state, would mitigate its financial and reputational risk and would increase the valuation of its shares.
●	In the near future, it would produce substantial legal cost savings and would free board and management time.
CONTINUATION OF THE CURRENT ARBITRATION
●
The immediate effect of maintaining the arbitration is that it would effectively terminate the plea bargain process, the information provided during the process would be deemed not having been provided and the Company would lose any possibility of reaching a Final Agreement.

●
Any decision regarding the Company’s potential criminal, civil or administrative liability would be resolved at the conclusion of the criminal proceedings which would take between 3 to 5 years. The estimated cost of the defense disputes can be consulted with management, but we consider that they exceed USD 1.5 million year - USD 2 million per year. In addition, the cost of the time spent by several managers of the current administration should be considered.

●
The Prosecutors have warned us that the Company’s decision to litigate would force them to reclassify the Company to Category 1 under Law 30737. This would mean that the Company would suffer from several restrictions such as retentions from the proceeds obtained from its concession agreements (Linea 1, Survial, Canchaque, Terminales del Perú, GMP petroleum lots), restrictions on the distribution of funds, restriction on asset sales and retention of funds to secure future payment obligations, restriction to contract with the government, among others.

●	The Prosecutor will request the indictment of the Company in all of the cases in which it is involved.
●	The Company will be vulnerable to coercive measures such as asset sequestration, intervention of premises, among others.
●	The Prosecutors may aggressively prosecute other cases against the Company.

●
The narrative employed by the Prosecutors in the media would change drastically. The Prosecutors will use the Company as its public example in its struggle against corporate corruption and it would signal to the market the Company is a main target of its investigation. They would declare that the Company did not have the intent to collaborate with the authorities nor to remediate its errors despite the Board of Directors commitment with the justice system and with the truth. The Company could face the risk that the Prosecutors may seek the dissolution of certain of its subsidiaries.

●	The amount of the compensation for damages would remain uncertain.
Finally, and keeping in mind that we are not counsel for the Company in its ICSID litigation, we believe that the termination of the plea bargain process would have a material negative impact for the Company’s legal, reputational and financial standing.
We advised the Company to seek a plea bargain in November of 2018 based on our knowledge of the contingencies derived from the Construction Club case. Today, we are more convinced than then regarding that securing the execution of a Final Agreement is the best course of action for the Company and take the opportunity to solve, in the short term, the complex and diverse legal problems faced by the Company.
We believe that the execution of a memorandum of understanding would be the accomplishment of a significant milestone for the Company, despite that such a document does not guarantee the execution of a Final Agreement, because of the intent expressed by the Prosecutors and the Ad hoc State Counsel to enter into a Final Agreement and because in similar cases, companies that have executed memorandums of understanding have reached final agreements.